

Mail Stop 3720

February 19, 2009

Mr. Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B –
71215-000 – Setor de Indústria, Brasília, DF, Brazil

>   **RE: Brasil Telecom S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2007**
>   **Filed March 11, 2008**
>   **File No. 1-15256**

Dear Mr. Zornig:

        We have reviewed your supplemental response letter dated February 5, 2009 as well as your filing and have the following comments. As noted in our comment letter dated December 22, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2007

Note 36. Summary of differences between Brazilian Corporate Law and US GAAP, page F-64

a. Different criteria for capitalizing and amortizing capitalized interest, page F-64

1.   We note your response to prior comment 1. Explain for us in more detail the nature of the changes in your methodology to compute the amortization of capitalized interest under US GAAP and the reasons for the significant increases in amortization during 2006 and 2007. Tell us why you are using an average depreciation rate to calculate the amortization. Clarify how much of the amortization that was recorded in 2006 and 2007 should have been recorded in prior periods if you had not decided to recognize the effects of the change in the depreciation rate prospectively. In addition, provide us with a more detailed

analysis showing the quantitative effects of this error on each period presented and how you determined that it was immaterial under the guidance in SAB 99 and SAB 108.

l. Goodwill & other intangible assets and business combinations, page F-70

iv. Step up in basis of companies under common control, page F-73

2.   We note your response to prior comment 2. Similar to the comment above, please explain for us in more detail your methodology for computing the depreciation of the fixed assets under US GAAP, including your reason for using an average depreciation rate. Clarify the reasons that depreciation increased in 2006 and 2007 and tell us how much of the amortization that was recorded in 2006 and 2007 should have been recorded in prior periods. In addition, provide us with a more detailed analysis showing the quantitative effects of this error on each period presented and how you determined that it was immaterial under the guidance in SAB 99 and SAB 108.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director